UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER:
001-31381

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐Form 10-K ☐Form 20-F ☐Form 11-K ☒Form 10-Q ☐Form N-SAR ☐Form N-CSR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

R&G Financial Corporation
Full Name of Registrant

Not Applicable
Former Name if Applicable

280 Jesus T. Pinero Avenue
Address of Principal Executive Office (Street and Number)

Hato Rey, San Juan, Puerto Rico 00918
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     On April 25, 2005, R&G Financial Corporation (the “Company”) publically announced that it had determined to review the independent market valuations used in valuing residual interests retained in its securitization transactions after discussions with its independent accountants. The Company stated that it was revising its valuation methodology used in valuing these interests that are presented in the Company’s audited consolidated financial statements.

     As of December 31, 2004, the Company had reported in its recently-issued audited consolidated financial statements an aggregate of $190 million of residual interests retained. The Company indicated on April 25, 2005, that it is considering alternative valuation methodologies with respect to such residual interests. Depending on the valuation methodology used, the Company has preliminarily estimated that the fair value of its residual interests would be reduced as of December 31, 2004 by an amount equal to between approximately $90 million to $150 million ($55 million and $90 million after taxes, respectively). The Company concluded that its previously filed interim and audited financial statements for the periods from January 1, 2003 through December 31, 2004, would be materially affected as a result of the revision in the valuation methodologies being contemplated, and therefore, the financial statements for the periods therein should be restated. The Company indicated at such time that it was delaying the release of its earnings for the first quarter of 2005.

     On April 28, 2005, the Audit Committee concluded that previously filed interim and audited financial statements for the periods from January 1, 2003 through December 31, 2004, should no longer be relied upon. In addition, the Company’s management has concluded that due to the magnitude of the estimated reduction to the fair value of its residual interests, Management’s Report on Internal Control Over Financial Reporting set forth in the Company’s 2004 Annual Report should be restated and no longer relied upon. Although management has not yet completed its analysis of the impact of this situation on the Company’s internal controls over financial reporting, management has determined that the Company had a material weakness in internal controls over financial reporting as of December 31, 2004 relating to the lack of effective controls over the valuation of the Company’s residual interests.

     As a result of these events and due to the time necessary to revise the valuation methodologies on the residual interests which will necessarily impact both the prior period financial statements and the related March 2005 financial statements, the Company was not able to meet the filing deadline of May 10, 2005, for the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005. It is anticipated that the Company will not file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 by the May 16, 2005 deadline due to the work involved. The Company is working diligently to file, as soon as practicable, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and the restated results for prior periods.

(Attach Extra Sheets if Needed)

PART IV— OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Joseph R. Sandoval	787	766-8175
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As more fully discussed in Part III, the Company is in the process of restating its interim and audited financial statements for the periods from January 1, 2003 through December 31, 2004, including the interim financial statements contained in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004. However, because the Company has not yet completed its review of the valuation methodology to be used in valuing residual interests retained in its securitization transactions, the Company is not in a position to quantify the impact of the anticipated restatement on the corresponding period in the prior fiscal year at this time.

R&G Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2005	By:/s/ Joseph R. Sandoval

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this Chapter).